UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑                    Form 40-F — ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes — ☐                    No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-               .)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
NON-CONSOLIDATED BALANCE SHEETS
NON-CONSOLIDATED STATEMENTS OF INCOME
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “consider”, “depends”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.

     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to the following:

•	our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our ability to comply with governmental rules and regulations, including Korean Ministry of Information Communication (MIC) regulations related to telecommunications providers and rules related to our status as a “market-dominating business entity” under the Fair Trade Commission of Korea’s Korean Monopoly Regulation and Fair Trade Act;

•	our expectations and estimates related to: interconnection fees; tariffs charged by wireless operators; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; research and development expenditures; and other financial estimates;

•	the effect of the number portability system that allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number and the use of the common prefix identification system; and

•	the telecommunications industry in Korea and other markets in which we do business and the effect economic, political or social conditions have on our number of subscribers, call volumes and results of operations.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on May 31, 2005. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     We must file reports with the Financial Supervisory Commission of Korea and the Korea Exchange Inc. These quarterly reports contain our audited, reviewed and non-consolidated financial statements as of and for the three months ended March 31, 2004 and 2005, that are prepared in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. You should read the following discussion together with our audited non-consolidated financial statements as attached hereto.

     The financial information described below and in our audited non-consolidated financial statements as of December 31, 2004 and March 31, 2005 and for the three months ended March 31,2004 and 2005 is non-consolidated, and therefore does not reflect the results of operations of our subsidiaries other than those reflected under the equity method of accounting. While non-consolidated net income reflects the results of our consolidated subsidiaries, our other non-consolidated financial data, including operating revenue and operating income, do not. Accordingly, we believe that while there should not be any material differences between our net income on a non-consolidated basis and our net income on a consolidated basis, our other financial data, including those items noted herein, may be materially different on a consolidated basis. As a result, the financial information below is not comparable with the consolidated financial information presented in our annual report on Form 20-F for the year ended December 31, 2004, filed with the United States Securities and Exchange Commission on May 31, 2005.

     Under Korean GAAP, our non-consolidated revenues accounted for approximately 92.7% and 91.8% of our consolidated revenues in the years ended December 31, 2003 and 2004, respectively; and at December 31, 2003 and 2004, our non-consolidated assets were approximately 96.8% and 98.2% of our consolidated assets and our non-consolidated current assets were approximately 85.0% and 94.5% of our consolidated current assets, respectively. We can give no assurance as to what the ratios will be for the year ending December 31, 2005.

     Accounting principles and their application in practice vary among countries. The following discussion and our annual non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. Accordingly, this report and the non-consolidated financial statements that was disclosed on May 13, 2005 are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.

Selected Financial Data

     The following table sets forth selected financial data derived from our non-consolidated financial statements as of and for the three months ended March 31, 2005. You should read the selected non-consolidated financial data below in conjunction with our non-consolidated financial statements included in this report.

	For the three months Ended March 31,
	2004		2005
	(In Billions of Won)
Non-consolidated income statement data
Operating Revenue	W	2,400.6	W	2,411.9
Wireless Service[1]		2,161.0		2,194.6
Interconnection		239.6		217.3

Operating Expenses		1,709.4		1,797.5
Operating Income		691.2		614.5
Other Income		89.9		55.6
Other Expenses		110.8		122.8
Income Taxes		217.8		178.8
Net Income	W	452.5	W	368.4

	As of		As of
	December 31,		March 31,
	2004		2005
	(In Billions of Won)
Non-consolidated income statement data
Total Current Assets	W	3,854.3	W	4,147.5
Total Non-Current Assets		10,166.3		10,007.7
Total Assets		14,020.7		14,155.2
Total Current Liabilities		2,859.7		2,998.0
Total Long-Term Liabilities		4,033.9		4,330.9
Total Stockholders’ Equity		7,127.1		6,826.3

Results of Operations

     Non-Consolidated Revenue. We earn revenue principally from initial connection fees and monthly access fees, usage charges and value-added service fees paid by subscribers to our

[1]	Includes revenues from line leases and solution sales.

wireless services and interconnection fees paid to us by other telecommunications operators. The amount of our revenue depends principally upon the number of wireless subscribers, the rates we charge for our services, subscriber usage of our services, and the terms of our interconnection with other telecommunications operators. Government regulation also affects our revenues.

     Non-Consolidated Operating Revenue. Our operating revenue increased by 0.5% to Won 2,411.9 billion in the year ended March 31, 2005 from Won 2,400.6 billion in the corresponding period in 2004. This increase was principally a result of a 38.1% increase in our wireless internet service revenue to Won 547.7 billion in the year ended March 31, 2005, up from Won 391.6 billion in the corresponding period in 2004, as a result of an increase in the Nate service revenue and the phone mail service revenue, which was offset by a 9.3% decrease in interconnection revenue due in part to the adjusted interconnect rates announced by the MIC on July 9, 2004 (described below).

     In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. Subscribers who switch operators to or from SK Telecom must purchase a new handset, as we use a different frequency than our competitors, KT Freetel and LG Telecom. In accordance with the plan published by the MIC, we were required to permit number portability first, beginning on January 1, 2004. The following number of subscribers have transferred to the service of our competitors during each month following our implementation of the number portability system:

     * Number of Subscribers Transferred to Other Operator

Month	SKTàKTF	SKTàLGT	KTFàSKT	KTFàLGT	LGTàSKT	LGTàKTF	Total
Jan. 2004	203,853	101,414	—	—	—	—	305,267
Feb. 2004	102,282	81,594	—	—	—	—	183,876
Mar. 2004	111,077	103,155	—	—	—	—	214,232
Apr. 2004	139,508	122,146	—	—	—	—	261,654
May 2004	167,228	92,414	—	—	—	—	259,642
Jun. 2004	137,489	73,100	—	—	—	—	210,589
Jul. 2004	53,611	23,116	277,751	20,504	—	—	374,982
Aug. 2004	29,698	60,240	67,743	45,724	—	—	203,405
Sep. 2004	90,075	49,959	5,744	42,995	—	—	188,773
Oct. 2004	64,563	46,169	62,131	39,701	—	—	212,564
Nov. 2004	74,478	56,135	59,578	51,802	—	—	241,993
Dec. 2004	97,210	47,635	94,466	41,773	—	—	281,084

Month	SKTàKTF	SKTàLGT	KTFàSKT	KTFàLGT	LGTàSKT	LGTàKTF	Total
Jan. 2005	145,295	71,142	135,862	75,069	115,197	106,024	649,589
Feb. 2005	120,638	32,654	106,099	33,629	49,159	57,555	399,734
Mar. 2005	125,453	43,690	112,711	47,696	48,823	56,743	435,116
Apr. 2005	120,781	69,318	131,266	72,072	55,483	47,863	496,783
Total	1,783,239	1,073,881	1,053,351	470,965	268,662	268,185	4,919,283

     Subscribers who choose to transfer to a different wireless operator have the right to return to us without paying any penalties within 14 days of the initial transfer. KT Freetel introduced number portability beginning on July 1, 2004 and LG Telecom introduced number portability beginning on January 1, 2005. Notwithstanding our implementation of number portability on January 1, 2004, our total number of wireless subscribers increased to approximately 19.0 million as of March 31, 2005, up from approximately 18.8 million as of December 31, 2004. We believe that the increase in the number of wireless subscribers resulted in part from our service quality and marketing efforts.

     On an aggregate basis, interconnection revenue decreased by 9.3% to Won 217.3 billion in the three months ended March 31, 2005, down from Won 239.6 billion in the corresponding period in 2004. This decrease was due in part to the new adjusted interconnect rates announced by the MIC on July 9, 2004, which were applied retroactively. The new interconnect rates are as follows:

Year	SK Telecom	KT Freetel	LG Telecom
2003	41.02	47.99	52.89
2004	31.81	47.66	58.55
2005	31.19	46.70	54.98

     The interconnection rates were adjusted based on the original cost of individual operators under Long Run Incremental Cost (LRIC) method and the competitive market situation in the telecommunication service industry of Korea. The LRIC method is designed to calculate costs of interconnection of individual telecommunication service providers within a network using certain models called “bottom-up” and “top-down.” The LRIC method was adopted by other countries such as the United States, the United Kingdom and Japan.

     Our non-consolidated average monthly revenue per subscriber (excluding interconnection revenue) decreased by 1.39% to Won 38,722 in the year ended March 31, 2005, down from Won 39,268 in the corresponding period in 2004.

     Our non-consolidated average monthly revenue per subscriber from monthly fee and call charges decreased by 11.23% to Won 26,325 in the year ended March 31, 2005, down from Won 29,655 in the corresponding period in 2004. The decrease is primarily due to the reduction in monthly fee effective September 1, 2004.

     Our non-consolidated average monthly revenue per subscriber from wireless Internet services sales (including line lease and solution sales) increased by 35.81% to Won 9,664 in the year ended March 31, 2005, up from Won 7,116 in the corresponding period in 2004. Wireless Internet services sales increased by 39.9% to Won 547.7 billion in the year ended March 31, 2005 (representing 22.7% of our wireless service revenue), up from Won 391.6 billion in the corresponding period in 2004, primarily due to the increased number of subscribers who use wireless Internet-enabled handsets.

     Our non-consolidated average monthly revenue per subscriber from value-added services such as caller ID service and ring tone service and other sales increased by 8.0% to Won 1,651 in the year ended March 31, 2005, up from Won 1,529 in the corresponding period in 2004. Value-added services and other sales increased by 11.2% to Won 93.6 billion in the year ended March 31, 2005 up from Won 84.2 billion in the corresponding period in 2004, primarily due to an increase in usage of caller ID service, coloring service and roaming service.

     Non-Consolidated Operating Expenses. Our operating expenses in the year ended March 31, 2005 increased by 5.2% to Won 1,797.5 billion compared to Won 1,709.4 billion in the corresponding period in 2004, primarily due to increases in commissions paid, leased line expenses and interconnection expense, which offset decreases in labor costs and advertising expenses.

     Commissions increased by 9.5% to Won 713.8 billion in the year ended March 31, 2005, compared to Won 651.9 billion in the corresponding period in 2004, primarily because commissions paid to our content providers increased as the wireless Internet usage increased and the increase in the roaming commissions, which offset a decrease in marketing commissions by 1.7% to 379.7 billion in the year ended March 31, 2005 from 386.1 billion in the corresponding period in 2004.

     Labor costs decreased by 8.9% to Won 147.9 billion in the year ended March 31, 2005, compared to Won 162.4 billion in the corresponding period in 2004. The decrease was primarily due to decreases in severance payment and salaries.

     Depreciation and amortization expense decreased by 0.6% to Won 341.2 billion in the year ended March 31, 2005, compared to Won 343.2 billion in the corresponding period in 2004. The decrease in depreciation and amortization expenses was primarily due to a decrease in depreciable assets.

     Leased line expenses increased by 18.1% to Won 96.9 billion in the year ended March 31, 2005, up from Won 82.0 billion in the corresponding period in 2004, primarily due to more lines leased to accommodate the increase in wireless internet traffic, and efforts to enhance call quality after the implementation of the number portability system.

     Miscellaneous operating expenses decreased by 18.0% to Won 74.9 billion in the year ended March 31, 2005, compared to Won 91.4 billion in the corresponding period in 2004, primarily due to decreases in taxes and other dues.

     Network interconnection expenses increased by 30.0% to Won 217.9 billion in the year ended March 31, 2005, compared to Won 167.6 billion in the corresponding period in 2004, primarily due to an increase in the level of interconnection fees that we must pay to other operators for calls using their networks and an increase in call volume and short message services. Mobile-to-mobile interconnection expenses increased by 33.4% to Won 169.6 billion in the year ended March 31, 2005, compared to Won 127.2 billion in the corresponding period in 2004. Mobile-to-land interconnection expenses increased by 24.4% to Won 40.3 billion in the year ended March 31, 2005, compared to Won 32.4 billion in the corresponding period in 2004.

     Cost of goods sold increased by 497.7% to Won 1.9 billion in the year ended March 31, 2005, compared to Won 0.3 billion in the corresponding period in 2004. The increase was primarily due to increases in sales of wireless Internet solutions (including software, hardware and service) and wireless modems for automatic reading systems, a telemetry service.

     Advertising expenses decreased by 38.5% to Won 56.3 billion in the year ended March 31, 2005, compared to Won 91.6 billion in the corresponding period in 2004. We reduced advertising for promotion of our unique services.

     Non-Consolidated Operating Income. Our operating income decreased by 11.1% to Won 614.5 billion in the year ended March 31, 2005, down from Won 691.2 billion in the corresponding period in 2004. Our operating income decreased due in part to an increase in commissions paid to our contents provider and interconnection expense.

     Non-Consolidated Other Income. Other income, consisting primarily of equity in earnings of affiliates, interest income, dividend income, commission income and foreign exchange and translation gains, decreased by 38.2% to Won 55.6 billion in the year ended March 31, 2005, compared to Won 89.9 billion in the corresponding period in 2004, primarily due to decreases in equity in earnings of affiliates and interest income , which were partially offset by an increase in other miscellaneous income.

     Non-Consolidated Other Expenses. Other expenses include interest and discount expenses, loss on disposal of property, equipment and intangible assets and donations. Other expenses increased by 10.8% to Won 122.8 billion in the year ended March 31, 2005, compared to Won 110.8 billion in the corresponding period in 2004. The increase was primarily due to increases in R&D contribution and donations and equity in losses of affiliates, which offset decreases in interest expense, other miscellaneous expenses, loss on disposal of property and equipment and loss on disposal of investment assets. As a percentage of operating revenue, other expenses increased to 5.1% in the year ended March 31, 2005, from 4.6% in the corresponding period in 2004.

     Non-Consolidated Income Tax. Provision for income taxes decreased by 17.9% to Won 178.8 billion in the year ended March 31, 2005, from Won 217.8 billion in the corresponding period in 2004. Our effective tax rate increased to 32.7% in the year ended March 31, 2005, from an effective tax rate of 32.5% in the corresponding period in 2004.

     Non-Consolidated Net Income. Principally as a result of the factors discussed above, our net income decreased by 23.1% to Won 368.4 billion in year ended March 31, 2005, down from Won 452.5 billion in the corresponding period in 2004, with net income as a percentage of operating revenues at 15.3% in the year ended March 31, 2005 as compared to 18.9% in the corresponding period in 2004.

Liquidity and Capital Resources

     Liquidity

     We had a working capital (current assets minus current liabilities) surplus of Won 1,149.5 billion as of March 31, 2005 compared to a surplus of Won 994.6 billion as of December 31, 2004. We had cash, cash equivalents, short-term financial instruments and trading securities of Won 1,016.2 billion as of March 31, 2005 and Won 761.1 billion as of December 31, 2004. We had outstanding short-term borrowings of Won 200.0 billion as of March 31, 2005 and Won 400.0 billion as of December 31, 2004.

     Operating cash flow is our principal source of liquidity. Cash and cash equivalents increased by Won 15.3 billion to Won 128.3 billion at March 31, 2005, up from Won 113.0 billion at December 31, 2004.

     Net Cash Flow from Operating Activities. Our principal source of liquidity is cash flow from operations. Cash flow provided by operations was Won 471.1 billion in the year ended March 31,2005, compared to Won 175.5 billion during the same period in 2003.

     Net Cash from Investing Activities. Net case used in investing activities was Won 451.6 billion in the year ended March 31, 2005, compared to a net cash inflow of Won 39.5 billion during the same period in 2004. Cash inflows from investing activities were Won 146.3 billion in the year ended March 31, 2005, compared to Won 319.9 billion during the same period in 2004, and the primary contributor to such inflows related to a decrease in guarantee deposits of Won 114.9 billion in the year ended March 31, 2005, compared to Won 5.6 billion? during the same period in 2003. Cash outflows for investing activities were Won 597.8 billion in the year ended March 31, 2005, compared to Won 280.4 billion during the same period in 2004. The primary contributors to the overall cash outflows for investing activities were increase in trading securities, which were Won 150.0 billion in the year ended March 31, 2005, compared to nil during the same period in 2004 and an increase in construction in progress, which were Won 162.7 billion in the year ended March 31, 2005, compared to Won 63.6 billion during the same period in 2004.

     Net Cash from Financing Activities. Financing activities used cash of Won 211.5 billion in the year ended March 31, 2005, compared to using cash of Won 383.5 billion during the same period in 2004. Cash inflows from financing activities included net increase in issuance of bonds, which provided cash of Won 193.7 billion in the year ended March 31, 2005, compared to Won 147.5 billion during the same period in 2004. Cash outflows for financing activities included, among other items, net repayment of short-term borrowing of Won 200.0 billion in the year ended March 31, 2005, compared to Won 153.0 billion during the same period in 2004; repayment of the current portion of long-term debt, which used nil in the year ended March 31, 2005, compared to Won 224.4 billion during the same period in 2004; acquisition of treasury stock, which used nil in the year ended March 31, 2005, compared to Won 2.1 million during the same period in 2004; and payment of dividends which used cash of Won 11.0 million in the three month period ended March 31, 2005, compared to Won 20.1 million during the same period in 2004.

     The net increase in cash and cash equivalents was Won 15.4 billion in the year ended March 31, 2005, compared to Won 15.5 billion decrease during the same period in 2004.

     Long Term Debt

     We had total non-consolidated long-term debt (excluding current portion) of Won 4,330.9 billion as of March 31, 2005 and Won 4,033.9 billion as of December 31, 2004. Our non-consolidated long-term debt as of March 31, 2005 included, among other items, bonds payable in the net amount of Won 3,087.5 billion, facility deposits of Won 30.1 billion, long-term payables of Won 580.7 billion and deferred income tax liabilities of Won 409.7 billion. Our non-consolidated long-term debt as of December 31, 2004 included, among other items, bonds payable in the net amount of Won 2,891.8 billion, facility deposits of Won 31.4 billion, long-term payables of Won 577.3 billion and deferred income tax liabilities of Won 323.1 billion. As of March 31, 2005, substantially all of our foreign currency-denominated long-term debt was denominated in Dollars. Depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

     In addition, in May, July, August and November 2002, we issued Won 500.0 billion, Won 200.0 billion, Won 200.0 billion and Won 300.0 billion principal amount of unsecured and unguaranteed Won-denominated bonds, respectively. The Won 500.0 billion bonds with an annual interest rate of 6% matured in May 2005. The other bonds mature in July 2007, August 2007 and November 2007, and have an annual interest rate of 6%, 6% and 5%, respectively. We used the net proceeds from the sale of these bonds to repay maturing long-term indebtedness. We issued Won-denominated bonds with a principal amount of Won 300.0 billion, Won 150.0 billion and Won 250.0 billion in March, August and November 2003, respectively. These bonds mature in March 2008, August 2006 and November 2006, respectively, and have an annual interest rate of 5.0%. In March, May and December 2004, we issued Won-denominated bonds with a principal amount of Won 150.0 billion, 150.0 billion and 200 billion, respectively. These bonds will mature in April 2009, May 2009 and December 2011, respectively, and have an annual interest rate of

5.0%, 5.0% and 3.0%, respectively. The proceeds of the Won-denominated note offering in March, May and December 2004 were used for our operations.

During the year 2004, we completed the following debt offerings:

In April 2004, we issued notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. The proceeds from the offering in April 2004 were used to pay maturing debt.

On May 27, 2004, we issued our US$329,450,000 Zero Coupon Convertible Notes due 2009, pursuant to an indenture dated as of May 27, 2004 between us and Citibank, N.A. Holders of Zero Coupon Convertible Notes will have the right to convert their notes (or any portion thereof being US$100,000 in principal amount or an integral multiple of US$10,000 in excess thereof) into shares of our common stock at the initial conversion price of Won 235,625 per share, subject to adjustments for stock splits, dividends, sub-divisions and similar distributions, at any time on or after July 7, 2004 up to the close of business on May 13, 2009, subject to our right of redemption. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the repurchase of treasury stock and cancellation thereof for the purposes of Korean law. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. We entered into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.

On March 14, 2005, we filed a report with the Financial Supervisory Services to disclose that we adjusted the conversion price of the convertible notes issued in May 2004 in the principal amount of US$329,450,000 from Won 235,625 to Won 226,566 and made additional deposit of its common stocks accordingly so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increase from 1,644,978 to 1,710,750.

Such adjustment of conversion price has been made as a result of the payment of cash dividend in excess of 1% of the market capitalization in the fiscal year of 2004.

     Off Balance Sheet Arrangements. In June 2002 and December 2002, we sold Won 631.4 billion and Won 650.6 billion, respectively, of accounts receivable resulting from our mobile phone dealer financing plan to Nate First Special Purpose Company and Nate Second Special Purpose Company, respectively, in asset-backed securitization transactions, and recorded a loss on disposal of accounts receivable-other of Won 10.9 billion and Won 12.9 billion, respectively. Nate First Special Purpose Company and Nate Second Special Purpose Company were liquidated in August 2003 and April 2004, respectively.

     On May 2,2003, September 4, 2003 and December 15, 2003, we sold Won 577.3 billion, Won 549.3 billion and Won 498.4 billion of accounts receivable resulting from our mobile phone dealer financing plan to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions, and recorded a loss on disposal of accounts receivable-other of Won 10.8 billion, Won 12.9 billion and Won 9.9 billion, respectively. As of March 31, 2005, such special purpose companies are all liquidated.

     Capital Requirements and Resources

     We have spent Won 90.3 billion on capital expenditures in the three month period ended March 31, 2005. Of the Won 90.3 billion for capital expenditures in the first quarter of 2005, we spent Won 4.0 billion on capital expenditures related to expansion and improvement of our 95A/B and CDMA 1xRTT Network; Won 37.4 billion on capital expenditures related to construction of our W-CDMA network and provision of W-CDMA services, which began service on a limited basis in Seoul at the end of 2003; and Won 48.9 billion on other capital expenditures and projects.

     In addition, construction of our new headquarters were completed at the end of 2004. As a result, our capital expenditures related to construction of buildings have decreased substantially this year.

     In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite digital multimedia broadcasting (“DMB”) business. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite, which was approximately Won 100.8 billion. We launched the satellite in March 2004. We began our test service in February 2005, and began commercial service in May of 2005 although it depends on many factors including the Korean Broadcasting Commission’s approval of resending of terrestrial broadcasting.

     On March 24, 2005, we established a joint venture with EarthLink, Inc. (“EarthLink”) to launch cellular voice and data services across the U.S. under a partial mobile virtual network operator system, or partial MVNO. Each of EarthLink and us has committed to invest an aggregate of USD 220 million in the joint venture over the course of 3 years beginning in 2005, of which we invested USD 83 million this year.

     From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

     As of March 31, 2005, our principal repayment obligations (on a non-consolidated basis) with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Twelve Months Ending March 31,2005
(In Billions of Won)
2005	W	500.0
2006	W	800.0
2007	W	700.0
Thereafter	W	1,693.1

     We also intend to incur research and development expenses, which are influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending. Our research and development expenses (including donations to research institutes and educational organizations) equaled 2.9% of operating revenue in 2003 and 2.8% of operating revenue for the year ended December 31, 2004.

     No commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk. We believe that we have never operated near our limit with any Korean commercial bank.

     We generally collect refundable, non-interest bearing deposits from our customers as a condition to activating their service. Subject to the approval of the MIC, we set the amounts to be collected for deposits for cellular services. Effective February 1, 1996, we generally require cellular subscribers to pay a facility deposit of Won 200,000. These deposits were an important source of interest-free capital for us and historically funded a substantial portion of our capital expenditures. Since 1997, we have been offering existing and new cellular subscribers the option of obtaining facility insurance from the Seoul Guarantee Insurance Company, instead of paying the facility deposit. In order to obtain this facility insurance, subscribers must meet Seoul Guarantee Insurance Company’s credit requirements and pay a Won 10,000 premium for three years of coverage. Since August 1, 2002, SK Telecom has been paying initial premium for the first three years as well as renewal premium on behalf of the subscriber who elects to have facility insurance. For each defaulting insured subscriber, Seoul Guarantee Insurance Company reimburses us up to Won 350,000. We refund the facility deposit to any existing subscriber who elects to have facility insurance. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 31.4 billion as of December 31, 2004 to Won 30.1 billion as of March 31, 2005. We do not expect to have a significant amount of facility deposits to be refunded in the future.

     Dividend Policy

     In 2004, we amended our articles of incorporation to permit payment of interim dividends in accordance with relevant laws. On July 23, 2004, SKT’s board of directors approved the interim dividend rate of 1,000 Korean Won per common stock for the first half of fiscal year 2004. The shareholders who are registered in the SKT’s shareholders registry as of June 30, 2004 were entitled to receive the interim dividends. The interim dividend was paid in August 2004. The total amount of the interim dividend paid was 73,614,296,000 Korean Won.

     At the ordinary shareholder’s meeting on March 11, 2005, our shareholders approved a cash dividend of 9,300 Won per common share, of which 4,100 Won is ordinary dividend (excluding interim dividend) and 5,200 Won is special dividend. The cash dividend was paid in April 2005.

     Derivative Instruments

     We did not have any outstanding swap or derivative transactions as of December 31, 2004 other than currency swap agreements and currency forward contracts entered into in the first quarter of 2004 to reduce our foreign currency exposure with respect to our issuance of US$300 million notes on April 1, 2004 and a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amounts of US$329.5 million issued on May 27, 2004. See note 23 of the notes to our consolidated financial statements.

     In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the disposition of treasury stock and cancellation thereof for the purposes of Korean law. On March 14, 2005, we filed a report with the Financial Supervisory Services to disclose that we adjusted the conversion price of the convertible notes issued in late May 2004 in the principal amount of US$329.5 million from Won 235,625 to Won 226,566 and made additional deposit of its common stocks accordingly so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increase from 1,644,978 to 1,710,750. Such adjustment of conversion price has been made as a result of the payment of cash dividend in excess of 1% of the market capitalization in the fiscal year of 2004. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. As described in the preceding paragraph, we entered into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.

     We may consider in the future entering into additional currency swap agreements, currency forward contracts transactions and other arrangements solely for hedging purposes.

     Other Information

     As a condition to the approval of the merger of Shinsegi into SK Telecom in January 2002, the MIC imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. The advisory committee subsequently recommended that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us for providing subsidies to handset buyers. On June 7, 2004, MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007.

     On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. As of April 30, 2005, we had approximately 19.1 million subscribers, representing a market share of approximately 51.2%. If we are subject to additional market share limitations in the future, our ability to compete effectively will be impeded.

     Twenty eight former minority shareholders of Shinsegi, including Jin Kap Park, filed a lawsuit against Shinsegi with the Seoul District Court in December 2001 to void the shareholders’ resolution approving the merger. In the lawsuit, the plaintiffs argued that the merger did not meet certain requirements of a “small scale” merger under the Korean Commercial Code and that the merger ratio was unfair and illegal. The Seoul District Court dismissed the lawsuit on April 25, 2002 on the grounds that the requirements of a “small scale” merger as claimed y the plaintiffs are not required under the correct interpretation of the Korean Commercial Code and that there is no evidence supporting the plaintiffs’ claim as to the unfairness of the merger ratio. After the plaintiffs’ appeal to the High Court on May 8, 2002 was denied, the plaintiffs further appealed to the Supreme Court which finally dismissed the claim on December 9, 2004.

     In October 2002, Korea Multinet Inc. (“Multinet”) filed a lawsuit against the MIC in the Seoul Administrative Court to revoke the MIC’s registration with the International Telecommunication Union for the frequency spectrum necessary for DMB business. Multinet had been previously granted the right to use this frequency by the MIC, but their right had been granted on the condition that Multinet would renounce its right to use the frequency upon implementation of a DMB business (to the extent necessary for the operation of our DMB business) and that Multinet would comply with any directive of the MIC to reallocate the frequency. The Seoul

Administrative Court ruled in favor of the MIC in December 2002. Multinet filed an appeal with the Seoul High Court, but the Seoul High Court ruled in favor of the MIC in June 2004. Based on the application and registration with the International Telecommunication Union for such frequency, the MIC has allotted us a frequency with a license to run DMB business as a network service operator. Multinet, in June 2004 and September 2004, filed two lawsuits against the MIC to revoke such allotment by the MIC.

     In November 2002, in connection with certain technology used in the provision of Coloring service, Mr. Park Won-Seop filed a lawsuit against us in the Seoul Central District Court. In the lawsuit, Mr. Park alleged that we have infringed upon his patent rights relating to Coloring service. While the lawsuit is currently pending before the Seoul Central District Court, we sought an administrative action to nullify Mr. Park’s patent rights in the Intellectual Property Tribunal. The Tribunal upheld the nullification of Mr. Park’s patent rights. Mr. Park appealed the decision, and the appeal is currently pending before the Patent Court.

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
MARCH 31, 2005 AND DECEMBER 31, 2004
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	March 31,		December 31,		March 31,	December 31,
A S S E T S	2005		2004		2005	2004
	(In millions)				(In thousands)
CURRENT ASSETS :
Cash and cash equivalents (Note 11)	W	128,327	W	112,966	$126,381	$111,253
Short-term financial instruments		97,502		7,700	96,023	7,583
Trading securities (Notes 2 and 3)		790,360		640,389	778,373	630,677
Current portion of long-term investment securities (Notes 2 and 3)		—		3,600	—	3,545
Accounts receivable — trade (net of allowance for doubtful accounts of W73,406 million at March 31, 2005 and W58,248 million at December 31, 2004) (Notes 2, 11 and 20)		1,538,968		1,562,774	1,515,627	1,539,072
Short-term loans (net of allowance for doubtful accounts of W717 million at March 31, 2005 and W562 million at December 31, 2004, respectively) (Notes 2, 5 and 20)		70,953		55,613	69,877	54,770
Accounts receivable — other (net of allowance for doubtful accounts of W13,606 million at March 31, 2005 and W13,665 million at December 31, 2004) (Notes 2, 11 and 20)		1,329,551		1,365,226	1,309,386	1,344,520
Inventories (Note 2)		10,603		10,961	10,442	10,795
Prepaid expenses		99,902		80,768	98,387	79,543
Deferred income tax assets (Notes 2 and 16)		46,713		—	46,005	—
Accrued income and other		34,632		14,348	34,107	14,130

Total Current Assets		4,147,511		3,854,345	4,084,608	3,795,888

NON-CURRENT ASSETS :
Property and equipment, net (Notes 2, 6, 19 and 20)		4,408,101		4,605,253	4,341,246	4,535,408
Intangible assets, net (Notes 2, 7 and 22)		3,487,455		3,448,619	3,434,563	3,396,316
Long-term investment securities (Notes 2 and 3)		951,203		923,537	936,777	909,530
Equity securities accounted for using the equity method (Notes 2 and 4)		925,269		826,246	911,236	813,715
Long-term loans (net of allowance for doubtful accounts of W22,990 million at March 31, 2005 and W19,173 million at December 31, 2004) (Notes 2, 5 and 20)		21,051		28,284	20,732	27,855
Guarantee deposits (Notes 11 and 20)		132,086		242,387	130,083	238,711
Long-term deposits and other (Notes 11 and 18)		82,522		92,034	81,269	90,638

Total Non-Current Assets		10,007,687		10,166,360	9,855,906	10,012,173

TOTAL ASSETS	W	14,155,198	W	14,020,705	$13,940,514	$13,808,061

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
MARCH 31, 2005 AND DECEMBER 31, 2004
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	March 31,		December 31,		March 31,	December 31,
LIABILITIES AND STOCKHOLDERS' EQUITY	2005		2004		2005	2004
	(In millions)				(In thousands)
CURRENT LIABILITIES :
Accounts payable (Notes 11 and 20)	W	626,417	W	1,070,588	$616,916	$1,054,351
Short-term borrowings		200,000		400,000	196,967	393,933
Income taxes payable		320,105		267,797	315,250	263,735
Accrued expenses		361,998		378,303	356,508	372,565
Dividend payable		684,865		263	674,478	259
Withholdings		254,111		188,197	250,257	185,343
Current portion of long-term debt, net (Notes 2 and 8)		499,400		498,278	491,826	490,721
Current portion of subscription deposits (Note 9)		13,863		13,405	13,653	13,202
Other		37,230		42,880	36,665	42,230

Total Current Liabilities		2,997,989		2,859,711	2,952,520	2,816,339

LONG-TERM LIABILITIES :
Bonds payable, net (Notes 2 and 8)		3,087,500		2,891,843	3,040,674	2,847,984
Subscription deposits (Note 9)		30,073		31,440	29,617	30,963
Long-term payables — other (net of present value discount of W69,325 million at March 31, 2005 and W72,663 million at December 31, 2004) (Note 2)		580,675		577,337	571,868	568,581
Accrued severance indemnities, net (Notes 2 and 20)		85,972		75,409	84,668	74,265
Deferred income tax liabilities (Notes 2 and 16)		409,690		323,096	403,476	318,196
Long-term currency swap (Notes 2 and 21)		95,501		96,743	94,053	95,276
Guarantee deposits received and other (Note 20)		41,515		38,034	40,885	37,457

Total Long-Term Liabilities		4,330,926		4,033,902	4,265,241	3,972,722

Total Liabilities		7,328,915		6,893,613	7,217,761	6,789,061

STOCKHOLDERS’ EQUITY :
Capital stock (Notes 1 and 12)		44,639		44,639	43,962	43,962
Capital surplus (Note 12)		2,964,664		2,983,166	2,919,701	2,937,922
Retained earnings : (note 13) Appropriated		5,470,701		4,733,936	5,387,730	4,662,139
Unappropriated		369,812		1,422,772	364,203	1,401,194
Capital adjustments :
Treasury stock (Note 14)		(2,047,105)		(2,047,105)	(2,016,058)	(2,016,058)
Unrealized loss on valuation of long-term investment securities (Notes 2 and 3)		(44,688)		(89,842)	(44,010)	(88,479)
Equity in capital adjustments of affiliates, net (Notes 2 and 4)		93,718		124,145	92,297	122,262
Loss on valuation of currency swap (Notes 2 and 21)		(30,472)		(49,452)	(30,010)	(48,702)
Stock options (Notes 2 and 15)		5,014		4,833	4,938	4,760

Total Stockholders’ Equity		6,826,283		7,127,092	6,722,753	7,019,000

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	W	14,155,198	W	14,020,705	$13,940,514	$13,808,061

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005	2004
	(In millions				(In thousands
	except for per share data)				except for per share data)

OPERATING REVENUE (Notes 2 and 20)	W	2,411,935	W	2,400,568	$2,375,355	$2,364,160

OPERATING EXPENSES (Notes 2 and 20)
Labor cost		(135,685)		(150,900)	(133,627)	(148,611)
Commissions paid		(713,836)		(651,940)	(703,010)	(642,052)
Depreciation and amortization (Notes 2, 6, 7 and 10)		(341,248)		(343,203)	(336,072)	(337,998)
Network interconnection		(217,907)		(167,568)	(214,602)	(165,027)
Leased line		(96,867)		(82,001)	(95,398)	(80,757)
Advertising		(56,319)		(91,645)	(55,465)	(90,255)
Research and development (Note 2)		(50,984)		(46,219)	(50,211)	(45,518)
Rent		(43,736)		(39,132)	(43,073)	(38,539)
Cost of goods sold		(1,922)		(322)	(1,893)	(317)
Other		(138,968)		(136,467)	(136,860)	(134,398)

Sub-total		(1,797,472)		(1,709,397)	(1,770,211)	(1,683,472)

OPERATING INCOME		614,463		691,171	605,144	680,688

OTHER INCOME :
Interest income		11,341		19,209	11,169	18,918
Dividends		16,204		17,529	15,958	17,263
Commissions (Note 20)		7,076		8,804	6,969	8,670
Equity in earnings of affiliates (Notes 2 and 4)		6,446		23,765	6,348	23,405
Foreign exchange and translation gains (Note 2)		390		9,479	384	9,335
Reversal of allowance for doubtful accounts		212		1,574	209	1,550
Gain on disposal of property and equipment		89		57	88	56
Other		13,819		9,522	13,609	9,378

Sub-total		55,577		89,939	54,734	88,575

OTHER EXPENSES :
Interest and discounts		(66,309)		(76,044)	(65,303)	(74,891)
Donations		(15,865)		(1,184)	(15,624)	(1,166)
Foreign exchange and translation losses (Note 2)		(678)		(1,900)	(668)	(1,871)
Loss on disposal of property, equipment and intangible assets		(1,889)		(6,672)	(1,860)	(6,571)
Loss on disposal of investment assets		(47)		(806)	(46)	(794)
Equity in losses of affiliates (Notes 2 and 4)		(19,644)		—	(19,346)	—
Loss on transaction and valuation of currency swap (Notes 2 and 21)		(394)		(4,953)	(388)	(4,878)
Other		(18,009)		(19,279)	(17,737)	(18,986)

Sub-total		(122,835)		(110,838)	(120,972)	(109,157)

ORDINARY INCOME		547,205		670,272	538,906	660,106

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005	2004
	(In millions				(In thousands
	except for per share data)				except for per share data)

INCOME BEFORE INCOME TAXES	W	547,205	W	670,272	$538,906	$660,106

PROVISION FOR INCOME TAXES (Notes 2 and 16)		(178,787)		(217,757)	(176,076)	(214,454)

NET INCOME	W	368,418	W	452,515	$362,830	$445,652

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 17)	W	5,005	W	6,147	$4.93	$6.05

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005	2004
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES :

Net income	W	368,418	W	452,515	$362,830	$445,652

Expenses not involving cash payments :
Provision for severance indemnities		11,046		16,565	10,878	16,314
Depreciation and amortization		369,582		371,791	363,977	366,152
Allowance for doubtful accounts		15,046		103	14,818	101
Foreign translation loss		174		1,679	171	1,654
Loss on disposal of property, equipment and intangible assets		1,889		6,672	1,860	6,571
Loss on disposal of investment assets		47		806	46	794
Equity in losses of affiliates		19,644		—	19,346	—
Loss on transaction and valuation of currency swap		394		4,953	388	4,878
Amortization of discounts on bonds and other		12,449		8,780	12,261	8,646

Sub-total		430,271		411,349	423,745	405,110

Income not involving cash receipts :
Foreign translation gain		(79)		(9,165)	(78)	(9,026)
Reversal of allowance for doubtful accounts		(212)		(1,574)	(209)	(1,550)
Gain on disposal of property and equipment		(89)		(57)	(88)	(56)
Equity in earnings of affiliates		(6,446)		(23,765)	(6,348)	(23,405)
Other		(956)		(2,546)	(941)	(2,507)

Sub-total		(7,782)		(37,107)	(7,664)	(36,544)

Changes in assets and liabilities related to operating activities :
Accounts receivable — trade		8,920		17,389	8,785	17,125
Accounts receivable — other		35,718		(401,093)	35,176	(395,010)
Inventories		358		(285)	353	(281)
Prepaid expenses		(4,215)		(11,111)	(4,151)	(10,942)
Accrued income and other		(17,585)		(2,458)	(17,318)	(2,421)
Accounts payable		(444,180)		(343,989)	(437,443)	(338,772)
Income taxes payable		43,772		6,259	43,108	6,164
Accrued expenses		(16,305)		(34,542)	(16,058)	(34,018)
Withholdings		65,913		87,307	64,913	85,983
Current portion of facility deposits		458		1,147	451	1,130
Other current liabilities		(5,649)		(269)	(5,564)	(265)
Deferred income taxes		16,959		39,709	16,702	39,107
Severance indemnity payments		(3,929)		(9,290)	(3,869)	(9,149)

Sub-total		(319,765)		(651,226)	(314,915)	(641,349)

Net Cash Provided by Operating Activities		471,142		175,531	463,996	172,869

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005	2004
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Decrease in trading securities	W	—	W	240,628	$—	$236,979
Decrease in current portion of long-term investment securities		3,600		36,978	3,545	36,417
Decrease in short-term loans		14,996		20,782	14,769	20,467
Proceeds from sales of long-term investment securities		1,686		511	1,660	503
Proceeds from sales of equity securities accounted for using the equity method		600		868	591	855
Decrease in guarantee deposits		114,855		5,650	113,113	5,564
Decrease in other non-current assets		10,047		11,162	9,895	10,993
Proceeds from disposal of property and equipment		472		3,354	465	3,303
Proceeds from disposal of intangible assets		1		1	1	1

Sub-total		146,257		319,934	144,039	315,082

Cash outflows for investing activities :
Increase in short-term financial instruments		(89,801)		(33,132)	(88,439)	(32,630)
Increase of trading securities		(149,971)		—	(147,696)	—
Increase in short-term loans		(26,907)		(2,579)	(26,499)	(2,540)
Acquisition of long-term investment securities		(239)		(11,096)	(235)	(10,928)
Acquisition of equity securities accounted for using the equity method		(97,878)		(58,415)	(96,394)	(57,529)
Increase in long-term loans		(169)		(24,744)	(166)	(24,369)
Increase in guarantee deposits and other non-current assets		(20,022)		(30,383)	(19,719)	(29,922)
Acquisition of property and equipment		(93,291)		(115,665)	(91,876)	(113,911)
Increase in intangible assets		(119,545)		(4,391)	(117,732)	(4,324)

Sub-total		(597,823)		(280,405)	(588,756)	(276,153)

Net Cash Provided by (Used in) Investing Activities		(451,566)		39,529	(444,717)	38,929

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005	2004
	(In millions)				(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities :
Issuance of bonds	W	193,683	W	147,510	$190,746	$145,273
Other		13,589		5,411	13,382	5,329

Sub-total		207,272		152,921	204,128	150,602

Cash outflows for financing activities :
Repayment of short-term borrowings		(200,000)		(152,994)	(196,967)	(150,674)
Repayment of current portion of long-term debt		—		(224,435)	—	(221,031)
Payment of dividends		(11)		(20)	(11)	(20)
Decrease in facility deposits		(1,367)		(2,958)	(1,346)	(2,913)
Acquisition of treasury stock		—		(2)	—	(2)
Other		(10,109)		(3,115)	(9,955)	(3,067)

Sub-total		(211,487)		(383,524)	(208,279)	(377,707)

Net Cash Used in Financing Activities		(4,215)		(230,603)	(4,151)	(227,105)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		15,361		(15,543)	15,128	(15,307)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		112,966		28,393	111,253	27,962

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	W	128,327	W	12,850	$126,381	$12,655

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

•	INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of SK Telecom Co., Ltd. (the “Company”) as of March 31, 2005 and the related non-consolidated statements of income and cash flows for the three months ended March 31, 2005 and 2004 (all expressed in Korean won). These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that such non-consolidated balance sheet as of March 31, 2005 and the related non-consolidated statements of income and cash flows for the three months ended March 31, 2005 and 2004 are not presented fairly, in all material respects, in accordance with financial accounting standards generally accepted in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2004, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the year then ended (not presented herein); and in our report dated January 28, 2005, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated balance sheet as of December 31, 2004, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, based on our reviews, nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers outside Korea.

Without affecting our conclusion, we draw attention to the following :

As described in Note 23 to the accompanying non-consolidated financial statements, in accordance with the resolution of the Company’s board of directors dated May 3, 2005, the Company decided to sell 4,542,000 shares of 6,747,421 shares of SK Teletech Co., Ltd. (“SKTT”) held by the Company, representing 60% of the total outstanding common stock of SKTT for a total selling price of W300 billion (W66,050 per share), to Curitel Communications, Inc., a handset maker in Korea. As a result, the Company’s ownership in SKTT will decrease from 89.1% to 29.1% and the Company’s management rights of SKTT are expected to be transferred to Curitel Communications, Inc. by the end of May 2005.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.

May 9, 2005

Notice to Readers

This report is effective as of May 9, 2005, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modifications to the accountants’ review report.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(See Independent Accountants’ Review Report)

1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of March 31, 2005, the Company’s total issued shares are held by the following :

		Percentage of
	Number of shares	total shares issued (%)

SK Group	19,772,042	24.03
POSCO Corp.	4,098,496	4.98
Institutional investors and other minority shareholders	49,743,758	60.46
Treasury stock	8,662,415	10.53

	82,276,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying non-consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korea Accounting Standards (“SKAS”) No.1 through No.10 and No.12 through No.17, using the same accounting policies which were adopted in preparing the annual financial statements, and significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized as follows.

a.	Basis of Presentation

The accompanying non-consolidated statutory financial statements have been prepared in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The official accounting records of the Company are maintained and expressed in Korean won, the currency of the country in which the Company is incorporated and operates. The translations of Korean won amounts into U.S. dollar amounts are included solely for the convenience of readers outside of the Republic of Korea and have been made at the rate of W1,015.4 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the three months ended March 31, 2005. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.

b.	Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

c.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or market value, with cost determined using the moving average method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts. When the market value of inventories is less than the acquisition cost, carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There was no such valuation loss for the three months ended March 31, 2005 and 2004.

d.	Securities (excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature.

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if an impairment is other than temporary. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current and/or non-current asset section of the balance sheet, based on their maturities from the balance sheet date.

e.	Investment Securities Accounted for Using the Equity Method of Accounting

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of shareholders’ equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated and the effect of eliminations is reflected in the investment securities account. There were no such unrealized gains or losses during the three months ended March 31, 2005 and 2004 (See Note b).

f.	Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4-30 years) of the related assets (See Note 6).

Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

g.	Intangible Assets

Intangible assets are recorded at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the three months ended March 31, 2005 and 2004 was W81,054 million and W76,554 million, respectively.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay W1,300,000 million to the Ministry of Information Communication (“MIC”). W650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.22% as of March 31, 2005). On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from the MIC, and recorded the total license cost as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of W1,259,253 million and assumed the related long-term payable with a principal amount of W650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial

IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016.

h.	Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment which is deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

i.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

j.	Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

k.	Accrued Severance Indemnities

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, totaling W152,532 million and W155,228 million as of March 31, 2005 and December 31, 2004, respectively, is deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to

W5,525 million and W5,612 million as of March 31, 2005 and December 31, 2004, respectively, are deducted from accrued severance indemnities.

Actual payment of severance indemnities amounted to W3,929 million and W9,290 million for the three months ended March 31, 2005 and 2004, respectively.

l.	Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan (See Note 15). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate.

m.	Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to other expenses. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

n.	Research and Development Costs

The Company charges substantially all research and development costs to current operations as incurred. The Company incurred internal research and development costs of W50,984 million and W46,219 million for the three months ended March 31, 2005 and 2004, respectively, and external research and development costs of W17,167 million and W17,770 million for the three months ended March 31, 2005 and 2004, respectively, all of which were charged to current operations.

o.	Accounting for Foreign Currency Transactions and Translation

Transactions denominated in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were, for US dollars, W1,024.30=US$1 and W1,043.80=US$1 at March 31, 2005 and December 31, 2004, respectively. The resulting gains or losses arising from the translation or settlement of such assets and liabilities are included in current operations.

p.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portion of the gains or losses on the hedging instruments are recorded as a separate component of shareholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses is credited/charged immediately to operations.

q.	Revenue Recognitions

Operating revenue is recognized when cellular telephone communication services are provided.

r.	Income Taxes

Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable.

s.	Adoptions of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2005, the Company adopted SKAS No.15, No.16 and No.17, which are effective from the fiscal year beginning after December 31, 2004. Such adoption of SKAS has caused the following changes in the Company’s accounting policies :

Through 2004, the Company discontinued applying the equity method when the investment is reduced to zero and should not provide for additional losses. Effective January 1, 2005, additional losses are provided for to the extent that the Company has other investment assets related to equity method investees, including preferred stock and long-term receivables, pursuant to adoption of SKAS No.15, “Investments : Equity Method”. As a result of this accounting change, total assets as of March 31, 2005 decreased by W3,904 million and ordinary income and net income for the three months ended March 31, 2005 decreased by W3,904 million (See Note 4).

Through 2004, tax effects of temporary differences directly charged or credited to capital surplus and/or capital adjustments, were excluded in determining the deferred tax assets or liabilities. Effective January 1, 2005, such tax effects of temporary differences are included in determining the deferred tax assets or liabilities, pursuant to adoption of SKAS No. 16 “Income Taxes”. Accordingly, those adjustments made directly in capital surplus or capital adjustments, which result in temporary differences, are recorded at net of related tax effects. In addition, effective January 1, 2005 deferred income tax assets and liabilities which were presented on the balance sheet as a single non-current net number through 2004, are separated into current and non-current portions based on the classification of related assets or liabilities for financial reporting purposes. As a result of this accounting change, total assets and total liabilities as of March 31, 2005 increased by W46,713 million and W78,171 million, respectively, and total stockholders’ equity as of March 31, 2005 decreased by W31,458 million, which was directly reflected in capital surplus or capital adjustments (See Note 16).

Such accounting changes are prospectively applied as allowed by SKAS No. 15 and No. 16. As a result, the non-consolidated balance sheet as of December 31, 2004 and the non-consolidated statements of income and cash flows for the three months ended March 31, 2004 which is comparatively presented herein, were not made to reflect the effect of adoptions of SKAS No. 15 and No. 16, retrospectively.

3.	INVESTMENT SECURITIES

a. Trading Securities

Trading securities as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	March 31, 2005						December 31, 2004
							Fair value and
	Acquisition cost		Fair value		Carrying amount		carrying amount

Beneficiary certificates	W	790,360	W	790,360	W	790,360	W	640,389

b. Long-term Investment Securities

Long-term investment securities as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	March 31, 2005		December 31, 2004

Available-for-sale equity securities	W	899,636	W	872,209
Available-for-sale debt securities		1,567		4,928
Held-to-maturity securities		50,000		50,000

Total		951,203		927,137
Less current portion		—		(3,600)

Long-term portion	W	951,203	W	923,537

b-(1). Available-for-sale Equity Securities

Available-for-sale equity securities as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

		Ownership	Acquisition					Unrealized
		percentage	cost at		Fair value			gain (loss)		Carrying amount
	Number of	(%) at Mar. 31,	Mar. 31,		at Mar. 31,			at Mar.31,		March 31,		December 31,
	shares	2005	2005		2005			2005		2005		2004
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	W	5,781	W	3,180	W	(2,602)	(note a)	W	3,180	W	2,023
Hanaro Telecom Inc.	22,090,000	4.8		121,677		63,288		(58,389)	(note a)		63,288		71,019
Korea Radio Wave Basestation Management	234,150	4.5		1,171		2,470		1,300	(note a)		2,470		2,178
POSCO Corporation	2,481,310	2.7		332,662		498,743		166,082	(note a)		498,743		464,005
INNOTG Co., Ltd.	594,737	3.9		1,695		202		(1,493)	(note a)		202		152
SINJISOFT Corporation	—	0.0		—		—		—	(note a, b)		—		590
Cowon Systems, Inc.	335,999	6.2		1,600		1,757		157	(note a)		1,757		1,600

sub-total				464,586				105,055			569,640		541,567

		Ownership	Acquisition					Unrealized
		percentage	cost at		Fair value			gain (loss)		Carrying amount
	Number of	(%) at Mar. 31,	Mar. 31,		at Mar. 31,			at Mar. 31,		March 31,		December 31,
	shares	2005	2005		2005			2005		2005		2004
(Investments in non-listed companies)
Powercomm Co., Ltd.	7,500,000	5.0	W	240,243	W	71,565	W	(168,678)	(note c)	W	71,565	W	71,565
Japan MBCO	84,000	7.3		27,332		(note e)		—			27,332		27,332
Real Telecom Co., Ltd.	398,722	8.3		5,981		—		—	(note d)		—		—
Enterprise Networks Co., Ltd.	423,244	4.0		14,438		—		—	(note d)		—		—
Eonex Technologies Inc.	144,000	14.1		3,600		(note e)		2,011			4,593		4,593
WiderThan Co., Ltd.	2,000,000	14.3		1,000		(note e)		(27)			3,188		3,188
Others				101,940		(note e)		—	(note f)		26,912		27,558

sub-total				394,534				(166,694)			133,590		134,236

(Investments in funds)
Korea IT Fund				190,000		(note e)		—			190,000		190,000
Others				6,406		(note e)		—			6,406		6,406

sub-total				196,406				—			196,406		196,406

Total							W	(61,639)		W	899,636	W	872,209

(note a)
The net unrealized gain on investments in common stock of listed companies as of March 31, 2005 and December 31, 2004, totaling W105,055 million and W76,852 million, respectively, were recorded as capital adjustments.

(note b)	The investment in common stock of SINJISOFT Corporation was sold and the Company recorded a gain on disposal of W931 million for the three months ended March 31, 2005.
(note c)
The Company recorded its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to W168,678 million as of December 31, 2004 was recorded as a capital adjustment. Based on the advice of the outside professional valuation company that there was no significant change which had an effect on the fair value of Powercomm Co., Ltd. for the three months ended March 31, 2005, no additional unrealized loss or recovery on valuation of such investments was recorded.

(note d)
Due to the impairment of the Company’s investments in common stock of Real Telecom Co., Ltd. and Enterprise Networks Co., Ltd., the Company recorded impairment losses of W20,419 million for the year ended December 31, 2004.

(note e)
As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investments in common stock of Eonex Technologies Inc. and WiderThan Co., Ltd. were reclassified to available-for-sale equity from equity securities accounted for using the equity method during 2003 and 2004, respectively, as the Company’s ownership in such investees decreased to less than 20%. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

(note f)	Due to the impairment of the Company’s investments in common stock of Mobilewelcom Co., Ltd. in 2004, the Company recorded impairment losses of W1,000 million for the year ended December 31, 2004.

b-(2). Available-for-sale Debt Securities

Available-for-sale debt securities as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

				Carrying amount
	Maturity	Acquisition cost		Mar. 31, 2005		Dec. 31, 2004

Public bonds	(note a)	W	1,567	W	1,567	W	1,328
Convertible bonds of Real Telecom Co., Ltd. (note b)	March, 2007		10,656		—		—
Convertible bonds of Eonex Technologies, Inc. (3rd) (note c)	January, 2005		—		—		3,600

Total			12,223		1,567		4,928
Less current portion of available-for-sale debt securities			—		—		(3,600)

Long-term available-for-sale debt securities		W	12,223	W	1,567	W	1,328

(note a)	The maturities of public bonds as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

Maturity	March 31, 2005		December 31, 2004
Within five years	W	1,198	W	904
Within ten years		369		424

	W	1,567	W	1,328

(note b)
The convertible bonds of Real Telecom Corp. with a principal amount of W10,656 million can be converted into 371,018 shares of common stock of Real Telecom Corp. at W28,721 per share over the period from September 29, 2004 to March 28, 2007. Meanwhile, due to the impairment in such bonds, the Company recorded an impairment loss of W10,656 million for the year ended December 31, 2004.

(note c)	The convertible bonds of Eonex Technologies, Inc. (3rd) were all repaid during the three months ended March 31, 2005.

b-(3). Held-to-maturity Securities

Held-to-maturity securities as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

				Carrying amount
	Maturity	Acquisition cost		Mar. 31, 2005		Dec. 31, 2004
Subordinated bonds of SK Life Insurance Co., Ltd.	April, 2006	W	50,000	W	50,000	W	50,000

Total					50,000		50,000
Less current portion of held-to-maturity securities					—		—

Long-term held-to-maturity securities				W	50,000	W	50,000

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won, except for share data) :

	March 31, 2005							Carrying Amount
	Number	Ownership	Acquisition		Net Asset			Mar. 31,		Dec. 31,
	of shares	Percentage (%)	Cost		Value			2005		2004
SK Teletech Co., Ltd.	6,747,421	89.1	W	80,491	W	177,987		W	181,230	W	190,896
SK Capital Co., Ltd.	10,000,000	100.0		50,000		34,891	(note a)		34,891		34,891
SK Communications Co., Ltd.	7,844,454	92.2		175,441		115,869			140,382		143,096
SK Telink Co., Ltd.	943,997	90.8		5,296		59,085			59,085		56,182
SK C&C Co., Ltd.	300,000	30.0		19,071		212,279			217,453		201,353
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—	(note a)		—		—
STIC Ventures Co., Ltd.	1,600,000	24.1		8,000		7,477	(note a)		7,477		7,321
Paxnet Co., Ltd.	5,590,452	67.1		26,563		6,718			25,760		25,244
Global Credit & Information Corp.	300,000	50.0		2,410		2,384	(note a)		3,054		3,054
TU Media Corp.	7,800,000	28.5		39,000		32,122			32,122		34,607
Aircross Co., Ltd.	600,000	38.1		300		940	(note a)		940		944
SLD Telecom PTE. Ltd.	75,941,700	55.1		89,203		56,065			56,487		59,804
Skytel Co., Ltd.	1,756,000	28.6		2,159		3,713	(note a)		3,713		3,633
SK China Company Ltd.	28,160	20.7		3,195		830	(note a)		830		803
SK Telecom International, Inc.	1,099	100.0		17,467		21,950	(note a)		21,950		21,995
SK Telecom China Co., Ltd.	6,150,000	100.0		7,340		9,212	(note a)		9,212		9,212
SK USA, Inc.	49	49.0		3,184		3,056	(note a)		3,056		3,184
SK Telecom USA Holdings, Inc.	1,000	100.0		83,438		83,438	(note b)		83,438		—
IHQ, Inc.	8,000,000	21.7		14,440		7,039	(note c)		14,440		—
Centurion IT Investment Association		37.5		3,000		2,928	(note a)		2,928		3,205
SK-QC Wireless Development Fund		50.0		6,540		5,147	(note a)		5,147		5,145

	March 31, 2005					Carrying Amount
	Number	Ownership	Acquisition	Net Asset		Mar. 31,		Dec. 31,
	of shares	Percentage (%)	Cost	Value		2005		2004
SKT-HP Ventures, LLC		50.0	6,415	5,281	(note a)		5,281		5,284
Other investments in affiliates			16,393		(note d)		16,393		16,393

Total						W	925,269	W	826,246

(note a)
Net asset value was calculated based on the financial statements as of December 31, 2004, as the information as of March 31, 2005 was not available and the change in the Company’s portion of shareholders’ equity of the investee for the three months ended March 31, 2005 was not expected to be material.

(note b)
In the first quarter of 2005, the Company incorporated SK Telecom USA Holdings, Inc. with initial investment of US$83 million in order to invest in and manage SK-Earthlink, a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication service across the United States of America.

(note c)
In February 2005, the Company acquired 8,000,000 shares of IHQ, Inc., an entertainment management company, for W1,805 per share with an option to purchase additional 5,000,000 shares at the previously agreed upon price during the period from March 15, 2006 to April 30, 2006, in order to secure high-quality contents for the Company’s wireless internet services.

(note d)
As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and certain others were not accounted for using the equity method of accounting, as their total assets at the beginning of 2005 were less than W7 billion, and the Company’s portion of shareholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the three months ended March 31, 2005 and 2004 are as follows (in millions of Korean won) :

	For the three months ended March 31, 2005
	Beginning			Equity in
	balance or			earnings	Equity in capital		Dividend
	acquisition cost			(losses)	adjustments		received		Ending balance
SK Teletech Co., Ltd.	W	190,896	W	(9,666)	W	—	W	—	W	181,230
SK Capital Co., Ltd. (note a)		34,891		—		—		—		34,891
SK Communications Co., Ltd.		143,096		(1,274)		(1,440)		—		140,382
SK Telink Co., Ltd.		56,182		2,876		27		—		59,085
SK C&C Co., Ltd.		201,353		2,582		14,118		(600)		217,453
SK Wyverns Baseball Club Co., Ltd. (notes a and b)		—		(3,904)		—		—		—
STIC Ventures Co., Ltd. (note a)		7,321		(285)		441		—		7,477
Paxnet Co., Ltd.		25,244		516		—		—		25,760
Global Credit & Information Corp. (note a)		3,054		—		—		—		3,054
TU Media Corp.		34,607		(2,485)		—		—		32,122
Aircross Co., Ltd. (note a)		944		(4)		—		—		940
SLD Telecom PTE. Ltd.		59,804		(1,701)		(1,616)		—		56,487
Skytel Co., Ltd. (note a)		3,633		88		(8)		—		3,713

	For the three months ended March 31, 2005
	Beginning			Equity in
	balance or			earnings	Equity in capital		Dividend
	acquisition cost			(losses)	adjustments		received		Ending balance
SK China Company, Ltd. (note a)		803		35		(8)	—			830
SK Telecom International, Inc. (note a)		21,995		(49)		4	—			21,950
SK Telecom China Co., Ltd. (note a)		9,212		179		(179)	—			9,212
SK USA, Inc. (note a and c)		3,184		169		(297)	—			3,056
Centurion IT investment Association (note a)		3,205		(277)		—	—			2,928
SKT-QC Wireless Development Fund (note a)		5,145		2		—	—			5,147
SKT-HP Ventures, LLC (note a)		5,284		—		(3)	—			5,281
SKT Telecom USA Holdings, Inc. (note d)		83,438		—		—	—			83,438
IHQ, Inc. (note d)		14,440		—		—	—			14,440

	W	907,731	W	(13,198)	W	11,039	W	(600)	W	908,876

(note a)
Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2004 as information as of March 31, 2005 was not available and the change of the Company’s portion of shareholders’ equity of the investee for the three months ended March 31, 2005 was not expected to be material.

(note b)
Additional losses of W3,904 million was provided for the three months ended March 31, 2005 in accordance with SKAS No.15, which requires the Company to provide additional allowance for doubtful accounts related to the long-term loans to SK Wyverns Baseball Club Co., Ltd. at the same amount.

(note c)
As the investee’s total assets at the beginning of 2005 were over W7 billion and the Company’s portion of the investee’s shareholders’ equity for the three months ended March 31, 2005 was material, investments in equity securities of SK USA, Inc. were accounted for using the equity method of accounting, effective January 1, 2005.

(note d)
As the acquisitions of investments in common stock of SK Telecom USA Holdings, Inc. and IHQ, Inc. were assumed to be on March 31, 2005, there is no change in such investments to be reported for the three months ended March 31, 2005.

	For the three months ended March 31, 2004
	Beginning balance		Equity in earnings		Equity in capital		Dividend		Ending
	or acquisition cost		(losses)		adjustments		received		Balance
SK Teletech Co., Ltd.	W	159,267	W	17,874	W	—	W	—	W	177,141
SK Capital Co., Ltd.		45,865		(4)		—		—		45,681
SK Communications Co., Ltd		120,718		(2,521)		3,701		—		121,898
SK Telink Co., Ltd.		43,452		2,874		—		—		46,326
SK C&C Co., Ltd.		93,433		4,341		45,635		(600)		142,809
STIC Ventures Co., Ltd. (note a)		7,098		(11)		—		—		7,087
Paxnet Co., Ltd.		25,712		(41)		47		—		25,718

	For the three months ended March 31, 2004
	Beginning balance		Equity in earnings		Equity in capital			Dividend	Ending
	or acquisition cost		(losses)		adjustments			received	Balance
VCASH Co., Ltd.		943		(242)		—		—		701
Global Credit & Information Corp. (note a)		2,773		—		—		—		2,773
TU Media Corp.		39,000		(1,178)		173		—		37,995
WiderThan Co., Ltd. (note a)		3,166		49		(27)		—		3,188
SLD Telecom PTE. Ltd. (note a)		24,701		2,056		(348)		—		26,409
Skytel Co., Ltd. (note a)		3,053		195		172		(19)		3,401
SK China Co., Ltd. (note a)		2,187		(568)		65		—		1,684
SK Telecom International Inc. (note a)		18,963		915		5		—		19,883
Centurion IT investment association		3,125		1		—		—		3,126
SK-QC Wireless Development Fund (note a)		5,906		(5)		—		—		5,901
SKT-HP Ventures, LLC (note a)		5,964		30		(34)		—		5,960

	W	605,326	W	23,765	W	49,389	W	(619)	W	677,861

(note a)
Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2003, as information as of March 31, 2004 was not available and the change of the Company’s portion of shareholders’ equity of the investee for the three months ended March 31, 2004 was not material.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees for the three months ended March 31, 2005 and 2004 are as follows (in millions of Korean won) :

	For the three months ended March 31, 2005
	Beginning						Ending
	balance		Increase		Amortization		balance
SK Teletech Co., Ltd.	W	3,287	W	—	W	(43)	W	3,244
SK Communications Co., Ltd.		24,622		—		(108)		24,514
SK C&C Co., Ltd.		5,276		—		(102)		5,174
Paxnet Co., Ltd.		19,310		—		(268)		19,042
Global Credit & Information Corp.		670		—		—		670
SLD Telecom PTE. Ltd.		428		—		(6)		422
IHQ, Inc. (note a)		—		7,401		—		7,401

	W	53,593	W	7,401	W	(527)	W	60,467

(note a)
As the acquisition of investments in common stock of IHQ, Inc. was assumed to be on March 31, 2005 for accounting purposes, the amount to be amortized for the three months ended March 31, 2005 was nil.

	For the three months ended March 31, 2004
	Beginning						Ending
	balance		Increase		Amortization		balance
SK Teletech Co., Ltd.	W	—	W	3,520	W	(106)	W	3,414
SK Communications Co., Ltd.		21,799		—		(75)		21,724
SK C&C Co., Ltd.		5,682		—		(101)		5,581
Paxnet Co., Ltd.		20,383		—		(268)		20,115
Global Credit & Information Corp.		712		—		—		712

	W	48,576	W	3,520	W	(550)	W	51,546

The condensed financial information of the investees as of and for the three months ended March 31, 2005 are as follows (in millions of Korean won) :

	Total		Total					Net
	Assets		Liabilities		Revenue			Income (loss)
SK Teletech Co., Ltd.	W	350,204	W	150,519	W	127,219	W	(10,591)
SK Communications Co., Ltd.		165,702		37,298		27,157		(512)
SK Telink Co., Ltd.		101,795		36,616		34,620		3,202
SK C&C Co., Ltd.		1,438,250		730,654		177,195		11,068
Paxnet Co., Ltd.		16,711		6,096		9,875		1,169
TU Media Corp.		241,266		128,387		—		(8,670)
SLD Telecom PTE. Ltd.		105,748		3,927		—		(3,387)
IHQ, Inc.		44,087		10,719		14,832		2,020

5.	LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	March 31, 2005						December 31,
	Short-term		Long-term		Total		2004

Loans to employees’ stock ownership association	W	3,936	W	16,659	W	20,595	W	22,546
Loans to employees for housing and other		107		461		568		612

Total	W	4,043	W	17,120	W	21,163	W	23,158

6.	PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	Useful lives
	(years)	March 31, 2005		December 31, 2004
Land	—	W	464,488	W	463,656
Buildings and structures	30, 15		1,445,237		1,441,937
Machinery	6		9,447,794		9,452,751
Vehicles	4		20,330		20,268
Other	4		737,089		721,032
Construction in progress	—		186,554		138,002

			12,301,492		12,237,646
Less accumulated depreciation			(7,893,391)		(7,632,393)

Property and equipment, net		W	4,408,101	W	4,605,253

The standard value of land declared by the government as of March 31, 2005 and December 31, 2004 are W401,939 million and W401,771 million, respectively.

Details of change in property and equipment for the three months ended March 31, 2005 and 2004 are as follows (in millions of Korean won) :

	For the three months ended March 31, 2005
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	W	463,656	W	649	W	(54)	W	237	W	—	W	464,488
Buildings and structures		1,163,070		3,436		(219)		155		(13,558)		1,152,884
Machinery		2,585,118		484		(900)		12,704		(255,859)		2,341,547
Vehicles		4,030		62		—		—		(489)		3,603
Other		251,377		42,990		(1,020)		(15,700)		(18,622)		259,025
Construction in progress		138,002		45,670		—		2,882		—		186,554

Total	W	4,605,253	W	93,291	W	(2,193)	W	278	W	(288,528)	W	4,408,101

	For the three months ended March 31, 2004
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	W	446,574	W	33	W	(1,816)	W	—	W	—	W	444,791
Buildings and structures		840,237		58		(5,852)		131		(10,349)		824,225
Machinery		2,625,306		4,178		(503)		46,858		(264,644)		2,411,195
Vehicles		3,836		2,274		(5)		—		(543)		5,562
Other		326,109		45,516		(1,789)		(102,342)		(19,701)		247,793
Construction in progress		309,564		63,606		—		51,456		—		424,626

Total	W	4,551,626	W	115,665	W	(9,965)	W	(3,897)	W	(295,237)	W	4,358,192

7.	INTANGIBLE ASSETS

Intangible assets as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	March 31, 2005						December 31, 2004
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		cost		amortization		amounts
Goodwill	W	2,335,532	W	(418,151)	W	1,917,381	W	2,335,532	W	(385,986)	W	1,949,546
Frequency use rights		1,384,433		(127,836)		1,256,597		1,267,053		(103,734)		1,163,319
Software development costs		221,312		(131,348)		89,964		221,278		(120,699)		100,579
Other		447,600		(224,087)		223,513		445,359		(210,184)		235,175

	W	4,388,877	W	(901,422)	W	3,487,455	W	4,269,222	W	(820,603)	W	3,448,619

Details of changes in intangible assets for the three months ended March 31, 2005 and 2004 are as follows (in millions of Korean won) :

	For the three months ended March 31, 2005
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance
Goodwill	W	1,949,546	W	—	W	—	W	—	W	(32,165)	W	1,917,381
Frequency use rights		1,163,319		117,380		—		—		(24,102)		1,256,597
Software development costs		100,579		35		—		—		(10,650)		89,964
Other		235,175		2,130		(80)		425		(14,137)		223,513

	W	3,448,619	W	119,545	W	(80)	W	425	W	(81,054)	W	3,487,455

	For the three months ended March 31, 2004
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance
Goodwill	W	2,078,208	W	—	W	—	W	—	W	(32,165)	W	2,046,043
Frequency use rights		1,251,278		—		—		—		(23,926)		1,227,352
Software development costs		133,833		258		—		—		(10,574)		123,517
Other		136,949		4,133		(4)		4,400		(9,889)		135,589

	W	3,600,268	W	4,391	W	(4)	W	4,400	W	(76,554)	W	3,532,501

The book value as of March 31, 2005 and residual useful lives of major intangible assets are as follows (in millions of Korean won) :

				Residual useful
	Amount		Description	lives
	W	1,917,381	Goodwill related to acquisition	15 years
Goodwill			of Shinsegi Telecomm, Inc.	and 9 months
			Frequency use rights relating to
IMT license		1,131,649	W-CDMA service	(note)
Development costs		89,964	Software for business use	1 ~ 5 years

(note)	Amortization of the IMT license commenced when the Company started its commercial IMT service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

8.	BONDS PAYABLE

Bonds payable as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won and thousands of U.S. dollars) :

		Annual interest	March 31,		December, 31
	Maturity year	rate (%)	2005		2004
Domestic general bonds	2005	6.0	W	500,000	W	500,000
’’	2006	5.0 - 6.0		800,000		800,000
’’	2007	5.0 - 6.0		700,000		700,000
’’	2008	5.0		300,000		300,000
’’	2009	5.0		300,000		300,000
’’	2010	4.0		200,000		—
’’	2011	3.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		307,290		313,140
Convertible bonds (US$329,450)	2009	—		385,885		385,885

Total				3,693,175		3,499,025
Less discounts on bonds				(52,901)		(51,467)
Less conversion right adjustments				(78,182)		(82,245)
Add long-term accrued interest				24,808		24,808

Net				3,586,900		3,390,121
Less portion due within one year				(499,400)		(498,278)

Long-term portion			W	3,087,500	W	2,891,843

All of the above bonds will be paid in full at maturity.

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of W235,625 per share of the Company’s common stock which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to W226,566 per share in accordance with antidilution protection. The Company may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of March 31, 2005 is 1,710,750 shares. Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

9.	SUBSCRIPTION DEPOSITS

The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.

Long-term subscription deposits held as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won except deposit per subscriber amounts) :

	Deposit
Service type	per subscriber		March 31, 2005		December 31, 2004
Cellular	W	200,000	W	30,073	W	31,440

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.

10.	LEASES

As the Company merged with Shinsegi Telecomm, Inc. in January 2002, certain capital leases made by Shinsegi Telecomm, Inc. were transferred to the Company. The Company has an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. Depreciation expense for the three months ended March 31, 2004 was W37 million. For the three months ended March 31, 2004, all capital leases were terminated and the Company acquired the related leased machinery free of charge.

As the Company merged with Shinsegi Telecomm, Inc., certain operating lease made by Shinsegi Telecomm, Inc. was transferred to the Company and the related lease expense for the three months ended March 31, 2004 was W261 million. This operating lease was terminated in 2004.

11.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable denominated in foreign currencies described in Note 8) as of March 31, 2005 and December 31, 2004 are as

follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Chinese yuan, thousands of Singapore dollars, thousands of Swiss Franc, and thousands of Euros) :

	March 31, 2005				December 31, 2004
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent
Cash and cash equivalents	US$	516	W	529	US$	3,851	W	4,020
Accounts receivable — trade	US$	3,294		3,374	US$	2,163		2,257
’’	SG$	347		215		—		—
Accounts receivable — other	US$	2,930		3,001	US$	2,930		3,058
Long-term deposits	US$	96		98		—		—
Guarantee deposits	US$	46		48	US$	142		149
’’	JPY	15,756		150	JPY 15,756			160

			W	7,415			W	9,644

Accounts payable	US$	7,807		7,996	US$	5,158		5,384
’’	JPY	35,987		343	JPY	38,618		391
’’	HK$	375		49	HK$	217		29
’’	GBP	93		179	GBP	67		135
’’	SG$	5		3	SG$	5		3
’’	CNY	1		1	CNY	1		1
’’	EUR	45		59	EUR	119		169
’’	CHF	1		1		—		—

			W	8,631			W	6,112

12.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock with a par value of W500. The number of authorized and issued shares as of March 31, 2005 and December 31, 2004 are as follows :

	March 31, 2005	December 31, 2004
Authorized shares	220,000,000	220,000,000
Issued shares	82,276,711	82,276,711

Significant changes in capital stock and capital surplus for the three months ended March 31, 2005 and for the year ended December 31, 2004 are as follows (in millions of Korean won except for share data) :

	Number of shares
	issued	Capital stock		Capital surplus
At January 1, 2004	82,276,711	W	44,639	W	2,915,964
Excess unallocated purchase price (note a)	—		—		(77)
Considerations for conversion right (note b)	—		—		67,279

At December 31, 2004	82,276,711		44,639		2,983,166
Deferred tax liabilities deducted from capital surplus (note c)	—		—		(18,502)

March 31, 2005	82,276,711	W	44,639	W	2,964,664

(note a)	During the year ended December 31, 2004, the Company paid W77 million to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus in accordance with Korean GAAP.

(note b)	The Company issued zero coupon convertible bonds in the principal amount of US$329,450,000 at US$324,923,469 with an initial conversion price of W235,625 per share of the Company’s common stock on May 27, 2004 and the consideration for conversion right of W67,279 million was added to capital surplus in accordance with Korean GAAP (See Note 2(h)).

(note c)	Tax effects of considerations of conversion right, which resulted in temporary difference, was deducted directly from related components of stockholders’ equity, pursuant to adoption of SKAS No. 16 for the three months ended March 31, 2005.

13.	RETAINED EARNINGS

Retained earnings as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	March 31, 2005		December 31, 2004
Appropriated	W	5,470,701	W	4,733,936
Unappropriated		369,812		1,422,772

	W	5,840,513	W	6,156,708

The details of appropriated retained earnings as of March 31, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	March 31, 2005		December 31, 2004
Legal reserve	W	22,320	W	22,320
Reserve for improvement of financial structure		33,000		33,000
Reserve for loss on disposal of treasury stock		477,182		477,182
Reserve for research and manpower development		822,061		776,296
Reserve for business expansion		4,116,138		3,425,138

Total	W	5,470,701	W	4,733,936

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b.	Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c.	Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

14.	TREASURY STOCK

Upon the issuances of stock dividends and new common stock and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for W6,110 million until 2004. In addition, the Company acquired 7,452,810 shares of treasury stock in the market or through the trust funds for

W1,771,507 million through 2003 in order to stabilize the market price of its stock.

Under the Mutual Agreement on Stock Exchange between the Company and KT Corporation, on December 30, 2002 and January 10, 2003, the Company acquired 8,266,923 shares of the Company’s common stock from KT Corporation for W1,853,643 million.

On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc., of which the cost was W584,646 million.

On January 6, 2003, the Company retired 4,457,635 shares of treasury stock that were purchased from KT Corporation as mentioned above in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by W1,008,882 million including the tax effect of W9,373 million, in accordance with the Korean Commercial Laws.

On June 30, 2003, in accordance with a resolution of the board of directors dated June 24, 2003, the Company announced a stock repurchase program to acquire 2,544,600 shares of common stock in the market in order to enhance stockholders’ interest and to stabilize the stock price. Pursuant to the program, the Company acquired a total of 2,544,600 shares of Company’s outstanding common stock for W525,174 million during the period from June 30, 2003 to August 11, 2003 and retired such treasury shares on August 20, 2003, which reduced the unappropriated retained earnings by W537,138 million including the tax effect of W11,964 million, in accordance with Korean Commercial Laws.

On February 20, 2004, the Company additionally acquired fractional shares totaling 12 shares for W2 million which resulted from the merger with SK IMT Co., Ltd.

15.	STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders and its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of W424,000 per share, 43,820 shares at an exercise price of W211,000 per share and 65,730 shares at an exercise price of W267,000 per share, respectively. The stock options will become exercisable after three years from the date of grant and shall be exercisable within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, such employees forfeit their unvested stock options awarded. Upon exercise of stock options, the Company will issue its common stock. During the year ended December 31, 2004, stock options representing 530 shares, of which total compensation cost was W3 million, were forfeited. During the three months ended March 31, 2005, there was no such forfeiture of stock options.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of W500 for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost for the three months ended March 31, 2005 and 2004 and the outstanding balance of stock option in capital adjustment as of March 31, 2005 and December 31, 2004 are as follows and there was no compensation cost to be recognized for the following period after March 31, 2005 (in millions of Korean won) :

			Recognized
			compensation cost
			for the three months				Stock option in
	Total		ended March 31,				capital adjustment
	Compensation						March 31,		December 31,
Grant date	cost		2005		2004		2005		2004
March 17, 2000	W	1,533	W	—	W	—	W	1,533	W	1,533
March 16, 2001		234		—		13		234		234
March 8, 2002		3,247		181		271		3,247		3,066

	W	5,014	W	181	W	284	W	5,014	W	4,833

The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for the three months ended March 31, 2005, 2004 and 2003 are as follows :

	For the three months ended March 31,
	2005		2004		2003
Pro forma ordinary income (in millions of Korean won)	W	546,906	W	669,634	W	649,238
Pro forma ordinary income per common share (in Korean won)		5,001		6,138		5,860
Pro forma net income (in millions of Korean won)		368,120		451,877		447,758
Pro forma net income per common share (in Korean won)		5,001		6,138		5,860

16.	INCOME TAXES

a.	Details of income tax expense

Income tax expenses for the three months ended March 31, 2005 and 2004 consist of the following (in millions of Korean won) :

	2005		2004
Current	W	161,828	W	178,048
Deferred (note 1)		16,959		39,709

Income tax expenses	W	178,787	W	217,757

(Note 1)	Changes in net deferred tax liabilities for the three months ended March 31, 2005 and 2004 are as follows (in millions of Korean won) :

	2005		2004
Beginning balance of net deferred tax liabilities	W	(323,096)	W	(242,057)
Ending balance of net deferred tax liabilities		362,977		282,008
Adjustment to the beginning net deferred income tax liabilities based on tax return filed		8,536		(242)
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		(31,458)		—

	W	16,959	W	39,709

b.	Reconciling items between accounting income and taxable income

Reconciling items between accounting income and taxable income for the three months ended March 31, 2005 and 2004 are as follows (in millions of Korean won) :

	2005		2004
• (Temporary Differences)

• Additions :

Allowance for doubtful accounts	W	78,864	W	62,329
Accrued interest income		4,423		5,978
Reserves for research and manpower development		32,867		21,059
Equity in losses of affiliates		19,644		—
Foreign currency translation gain		—		2,802
Depreciation		4,401		—
Loss on impairment of other assets		11,930		16,387
Loss on valuation of derivative instruments		394		4,953
Accrued severance indemnities		7,451		8,002
Deposits for severance indemnities		2,696		2,429
Other		23,297		14,256

Sub-total		185,967		138,195

	2005		2004
Deductions:
Reserves for research and manpower development		(32,500)		(70,000)
Allowance for doubtful accounts		(59,612)		(67,482)
Depreciation		(19,698)		(27,589)
Accrued interest income		(4,614)		(9,717)
Foreign currency translation loss		—		(5,617)
Equity in earnings of affiliates		(6,446)		(23,765)
Accrued severance indemnities		(2,696)		(2,428)
Deposits for severance indemnities		(7,451)		(8,002)
Loss on impairment of other assets		(14,156)		(14,009)
Other		(65,740)		(31,722)

Sub-total		(212,913)		(260,331)

Total Temporay Differences		(26,946)		(122,136)

•

• (Permanent Differences)		80,511		60,896

Total	W	53,565	W	(61,240)

c.	Change in cumulative temporary differences and deferred tax liabilities

Changes in cumulative temporary differences for the three months ended March 31, 2005 and 2004 and deferred tax assets and liabilities as of March 31, 2005 and 2004 are as follows (in millions of Korean won) :

•	For the three months ended March 31, 2005

	January 1,		Increase		Decrease		March 31,
Description	2005		(note b)		(note b)		2005
Current :
Allowance for doubtful accounts	W	59,622	W	78,854	W	59,612	W	78,864
Accrued interest income		(7,796)		(1,241)		(4,423)		(4,614)
Other		235,000		843		11,673		224,170

Total		286,826	W	78,456	W	66,862		298,420

Temporary differences unlikely to be realized (note a)		(128,555)						(128,555)

Total current cumulative temporary differences-net	W	158,271					W	169,865

Current deferred tax assets-net (note c)	W	43,525					W	46,713

Non-current :
Property and equipment		(127,822)		(16,264)		2,175		(146,261)
Loss on impairment of long-term investment securities		106,752		(400)		—		106,352
Loss on impairment of other long-term assets		21,070		11,930		14,156		18,844
Reserves for research and manpower development		(709,467)		(32,500)		(32,867)		(709,100)

	January 1,			Increase		Decrease	March 31,
Description	2005			(note b)		(note b)	2005
Reserves for loss on disposal of treasury stock		(474,081)		—		—		(474,081)
Equity in earnings (losses) of affiliates		(89,441)		—		(13,198)		(76,243)
Equity in capital adjustment of affiliates		—		(135,183)		—		(135,183)
Unrealized loss on valuation of long-term investment securities		—		61,639		—		61,639
Accrued severance indemnities		139,524		4,064		2,696		140,892
Deposits for severance indemnities		(139,524)		(4,064)		(2,696)		(140,892)
Loss on valuation of derivative instruments		15,789		395		—		16,184
Loss on valuation of derivative instruments
-capital adjustment		—		49,452		7,422		42,030
Considerations for conversion right		—		(67,279)		—		(67,279)
Other		(122,004)		117,148		20,742		(25,598)

Total		(1,379,204)	W	(11,062)	W	(1,570)		(1,388,696)

Temporary differences unlikely to be realized (note a)		46,038						(101,086)

Total non-current cumulative temporary differences-net	W	(1,333,166)					W	(1,489,782)

Total non-current deferred tax liabilities-net (note c)	W	(366,621)					W	(409,690)

(note a)	Through 2004, the tax effects of temporary differences, which are unlikely to be realized, and temporary differences directly adjusted to capital surplus or capital adjustments, such as net unrealized loss on valuation of long-term investment securities, were excluded in determining the net deferred tax assets or liabilities. However, effective January 1, 2005, pursuant to adoption of SKAS No. 16, “Income Taxes”, temporary differences are presented on a gross basis, including temporary differences which are unlikely to be realized. In addition, tax effects of temporary differences related to adjustments made directly to capital surplus or capital adjustments are included in determining the net deferred tax assets or liabilities.

(note b)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(note c)	Effective January 1, 2005, pursuant to adoption of SAKS No. 16 deferred tax assets and liabilities are separated into current and non-current based on the classification of related assets or liabilities for financial reporting purpose.

•	For the three months ended March 31, 2004

	January 1,			Increase	Decrease		March 31,
Description	2004			(note b)	(note b)		2004
Property and equipment	W	41,373	W	(20,153)	W	3,478	W	17,742
Allowance for doubtful accounts		66,833		62,978		67,482		62,329
Loss on impairment of long-term investment securities		95,269		—		250		95,019
Foreign currency translation loss		5,617		—		5,617		—
Foreign currency translation gain		(2,802)		—		(2,802)		—
Reserves for research and manpower development		(663,702)		(70,000)		(21,059)		(712,643)
Reserves for loss on disposal of treasury stock		(474,081)		—		—		(474,081)
Accrued interest income		(5,978)		(9,717)		(5,978)		(9,717)
Equity in earnings (losses) of affiliates		(35,616)		(23,765)		—		(59,381)
Loss on impairment of other assets		22,459		16,386		14,009		24,836
Loss on valuation of derivative instruments		—		4,953		—		4,953
Accrued severance indemnities		148,963		8,002		20,964		136,001

	January 1,		Increase		Decrease		March 31,
Description	2004		(note b)		(note b)		2004
Deposits for severance indemnities		(139,054)	624			(2,429)		(136,001)
Other		57,547	15,487			42,419		30,615

•

• Total temporary differences
	W	(883,172)	W	(15,205)	W	121,951	W	(1,020,328)

Deferred tax liabilities-net (note a)	W	(242,057)					W	(282,008)

(note a)	The tax effects of temporary differences which are not realizable and the net unrealized loss on valuation of long-term investment securities are excluded in determining the above net deferred tax liabilities as of March 31, 2004. Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate has been changed from current 29.5% to 27.5%, effective January 1, 2005. As a result, 27.5% was used for measurement of a deferred tax assets or liabilities, which are attributable to temporary differences to be realized on and after January 1, 2005.

(note b)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

d.	Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments

     Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments as of March 31, 2005 are as follows (in millions of Korean won) :

Considerations for conversion right	W	(18,502)
Unrealized loss on valuation of long-term investment securities		16,951
Equity in capital adjustment of affiliates		(41,465)
Loss on valuation of currency swap		11,558

Total	W	(31,458)

e.	Effective tax rate

     Effective tax rates for the three months ended March 31, 2005 and 2004 are as follows (in millions of Korean won) :

	2005		2004
Income before income tax expenses	W	547,205	W	670,272
Income tax expenses		178,787		217,757

Effective tax rate		32.67%		32.49%

17.	NET INCOME AND ORDINARY INCOME PER SHARE

The Company’s net income and ordinary income per share amounts for the three months ended March 31, 2005 and 2004 and for the year ended December 31, 2004 are computed as follows (in millions of Korean won, except for share and income per share) :

Net income and ordinary income per share

	For the three months ended				For the year
					ended
	March 31,		March 31,		December 31,
	2005		2004		2004
Net income and ordinary income	W	368,418	W	452,515	W	1,494,852
Weighted average number of common shares outstanding		73,614,296		73,614,303		73,614,297

Net income and ordinary income per share (in Korean won)	W	5,005	W	6,147	W	20,307

The weighted average number of common shares outstanding for the three months ended March 31, 2005 and 2004 is calculated as follows :

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended March 31, 2005
At January 1, 2005	82,276,711	90 / 90	82,276,711
Treasury stock, at the beginning	(8,662,415)	90 / 90	(8,662,415)

Total	73,614,296		73,614,296

For the three months ended March 31, 2004
At January 1, 2004	82,276,711	91 / 91	82,276,711
Treasury stock, at the beginning	(8,662,403)	91 / 91	(8,662,403)
Purchase of fractional share related to merger with SK IMT Co., Ltd.	(12)	41 / 91	(5)

Total	73,614,296		73,614,303

Diluted net income and ordinary income per share amounts for the three months ended March 31, 2005 and 2004 and the year ended December 31, 2004 are computed as follows (in millions of won, except for share data) :

Diluted net income and ordinary income per share

	For the three months ended				For the year
					ended
	March 31,		March 31,		December 31,
	2005		2004		2004
Adjusted net income and ordinary income	W	371,533	W	452,515	W	1,502,398
Adjusted weighted average number of common shares outstanding		75,325,046		73,614,303		74,596,777

Diluted net income and ordinary income per share	W	4,932	W	6,147	W	20,140

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the three months ended March 31, 2005 and 2004 and for the year ended December 31, 2004 are calculated as follows :

	For the three months ended				For the year
					ended
	March 31,		March 31,		December 31,
	2005		2004		2004
Net income and ordinary income	W	368,418	W	452,515	W	1,494,852
Effect of stock option (note a)		—		—		—
Effect of convertible bonds		3,115		—		7,546

Adjusted net income and ordinary income	W	371,533	W	452,515	W	1,502,398

Weighted average number of common shares outstanding	W	73,614,296	W	73,614,303	W	73,614,297
Effect of stock option (note a)		—		—		—
Effect of convertible bonds (note b)		1,710,750		—		982,480

Adjusted weighted average number of common shares outstanding	W	75,325,046	W	73,614,303	W	74,596,777

(note a)	In the three months ended March 31, 2005 and the year ended December 31, 2004, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the three months ended March 31, 2005 and the year ended December 31, 2004, respectively. In the three months ended March 31, 2004, the average market price of common stock for the three months ended March 31, 2004 exceeded the exercise price, but such stock options were not included in the diluted income per share calculation as the related adjustments to net income creates an anti-dilutive effect.

(note b)	The effect of convertible bond is the weighted average number of common shares to be converted upon exercise of conversion right (see Note 8).

18.	COMMITMENT

At March 31, 2005, the Company has guarantee deposits restricted for its checking accounts totaling W26 million and deposits restricted for the interest of the public totaling W10,000 million.

19.	INSURANCE

At March 31, 2005, certain of the Company’s assets are insured with local insurance companies as follows (in millions of Korean won and thousands of U.S. dollars) :

Insured	Risk	Carrying value		Coverage
				US$	63,000
Property and equipment	Fire and comprehensive liability	W	3,697,732	W	6,867,720

In addition, the Company carries directors and officers liability coverage insurance totaling W30,000 million.

20.	TRANSACTIONS WITH RELATED COMPANIES

Significant related party transactions and balances as of and for the three months ended March 31, 2005 and 2004 were as follows (in millions of Korean won) :

	For the three months ended March 31,
Description	2005		2004
• Transactions

SK C&C Co., Ltd. :
Purchases of property and equipment	W	3,780	W	20,786
Commissions paid and other expenses		68,529		63,860
Commission and other income		1,816		1,937

SK Engineering & Construction Co., Ltd. :
Construction		1,264		13,000
Commissions paid and other expenses		99		2
Commissions and other income		239		219

SK Networks Co., Ltd. :
Purchases of property and equipment		690		744
Commissions paid and other expenses		96,494		81,965
Commissions and other income		2,574		3,723

SK Corporation :
Purchases of property and equipment		211		—
Commissions paid and other expenses		8,745		9,398
Commissions and other income		980		469

Innoace Co., Ltd. :
Purchases of property and equipment		665		1,772
Commissions paid and other expenses		689		127
Commissions and other income		51		78

SK Communications Co., Ltd. :
Purchases of property and equipment		126		35

	For the three months ended March 31,
Description	2005	2004
Commissions paid and other expenses	7,432	10,705
Commissions and other income	233	4,142

SK Telesys Co., Ltd. :
Purchases of property and equipment	13,681	488
Commissions paid and other expenses	158	352
Commissions and other income	53	89

WiderThan Co., Ltd. :
Purchases of property and equipment	1,245	158
Commissions paid and other expenses	21,361	15,958
Commissions and other income	6	13

Description	March 31, 2005		December 31, 2004
•

• Balances

SK C&C Co., Ltd. :
Accounts receivable	W	657	W	219
Accounts payable		37,378		42,662
Guarantee deposits received		346		346

SK Engineering & Construction Co., Ltd. :
Accounts receivable		49		68
Accounts payable		1,499		14,300
Guarantee deposits received		398		408

SK Networks Co., Ltd. :
Accounts receivable		241		1,174
Guarantee deposits		113		113
Accounts payable		6,662		59,659
Guarantee deposits received		1,003		719

SK Corporation :
Accounts receivable		1,405		67
Guarantee deposits		1,307		103,720
Accounts payable		2,781		9,073
Guarantee deposits received		10,194		10,194

Innoace Co., Ltd. :
Accounts receivable		5		—
Accounts payable		4,414		12,947
Guarantee deposits received		2,138		1,069

Description	March 31, 2005	December 31, 2004
SK Communications Co., Ltd. :
Accounts receivable	166	1,797
Accounts payable	2,809	4,394
Guarantee deposits received	3,681	8,408

SK Telesys Co., Ltd. :
Accounts receivable	16	47
Accounts payable	23,761	18,404

SK Wyverns Baseball Club Co., Ltd. :
Long-term and short-term loans	8,357	13,532

SK Life Insurance Co., Ltd. :
Deposits for severance indemnities	60,455	58,139
Guarantee deposits paid	60	60
Accounts receivable	1,515	1,509
Guarantee deposits received	821	821

WiderThan Co., Ltd. :
Accounts receivable	7	14
Accounts payable	10,165	6,263

21.	DERIVATIVE INSTRUMENTS

The Company has entered into a foreign currency forward contract and a fixed-to-fixed cross currency swap contract with Citi Bank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated bonds with face amounts totaling US$300,000 thousand at annual fixed interest rate of 4.25% issued on April 1, 2004. As of March 31, 2005, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to W30,472 million (excluding tax effect totaling W11,558 million and foreign exchange translation gain arising from unguaranteed US dollar denominated bonds totaling W37,287 million) was accounted for as a capital adjustment.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amounts of US$329,450 thousand issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, a loss on valuation of currency swap of W394 million for the three months ended March 31, 2005 is charged to current operations. As of March 31, 2005, fair values of above derivatives totaling W95,501 million are recorded in long-term liabilities.

Details of derivative instruments as of March 31, 2005 are as follows (in thousands of US dollars and millions of Korean won) :

				Fair value
				Designated
	Hedged	Face	Duration	as cash		Not
Type	item	amount	of contract	flow hedge		Designated		Total
Fix-to-fixed cross	Unguaranteed US dollar	US$300,000	March 23, 2004
currency swap	denominated bonds		~ April 1, 2011	W	79,317	W	—	W	79,317
Fix-to-fixed cross	Unguaranteed US dollar	US$100,000	May 27, 2004
currency swap	denominated convertible bonds		~ May 27, 2009		—		16,184		16,184

				W	79,317	W	16,184	W	95,501

The above derivative instruments designated as cash flow hedge mature within 72 months from March 31, 2005 at the longest; and the expected portion of capital adjustments as of March 31, 2005, related to loss on valuation of currency swap, to be recorded in earnings within the next 12 months amounted to W4,874 million.

22.	SUBSTANTIAL CHANGES IN THE BUSINESS ENVIRONMENT

a.	Acquisition of WiBro License

The Company, together with KT Corporation and Hanaro Telecom Inc., acquired the license for WiBro, a portable internet service which is scheduled to start commercial operations in June 2006 as a result of the decision of the Committee of Information and Communication Policy dated January 20, 2005. With regard to this service, the Company made a contribution of W117 billion and received the WiBro license from the Ministry of Information and Technology in March 2005, which was recorded in intangible asset.

b.	Establishment of SK-EarthLink, a joint venture company in the U.S.A.

In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘SK-EarthLink’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, will invest US$220 million for a 50% equity interest in the joint venture company from 2005 through 2007. SK-EarthLink plans to launch cellular voice and data services across the United States of America by the third quarter of 2005 by renting networks from network operators throughout the United States of America also known as partial mobile virtual network operator (MVNO) system.

23.	SUBSEQUENT EVENT

a.	Resolution to dispose of the Company’s investments in common shares of SK Teletech Co., Ltd.

In accordance with the resolution of the Company’s board of directors dated May 3, 2005, the Company decided to sell 4,542,000 shares of 6,747,421 shares of SK Teletech Co., Ltd. (“SKTT”) held by the Company, representing 60% of the total outstanding common stock of SKTT, for a total selling price of W300 billion (W66,050 per share), to Curitel Communications, Inc., a handset maker in Korea. As a result, the Company’s ownership in SKTT will decrease from 89.1% to 29.1% and the Company’s management rights of SKTT are expected to be transferred to Curitel Communications, Inc. by the end of June 2005.

b.	Fine for providing handset subsidies

On May 9, 2005 the Communications Commission of the Republic of Korea fined the Company W23.1 billion for improper marketing activities such as providing handset subsidies.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By /s/ Hyun Jong Song
	Name:	Hyun Jong Song
Date: July 11, 2005	Title:	Vice President